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Exhibit 12.1

Corporate Office Properties Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before equity in loss of unconsolidated entities, income taxes and minority interests	$35,570	$35,313	$38,324	$40,031	$31,487
Gain (loss) on sales of real estate, excluding discontinued operations	3,108	889	366	(150)	472
Combined fixed charges and preferred share dividends (from below)	123,387	110,541	85,240	70,627	71,541
Amortization of capitalized interest	695	527	337	285	254
Distributed income (loss) of equity investees	(224)	26	(164)	(83)	(181)
Subtract:
Capitalized interest (from below)	(19,274)	(14,559)	(9,871)	(5,112)	(2,846)
Preferred share dividends included in fixed charges	(16,068)	(15,404)	(14,615)	(16,329)	(12,003)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(179)	(1,049)
Repurchase of preferred units in excess of recorded book value	—	—	—	—	(11,224)
Issuance costs associated with redeemed preferred shares	—	(3,896)	—	(1,813)	—

Total earnings	$126,534	$112,777	$98,957	$87,277	$76,451

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$82,032	$70,260	$53,906	$41,423	$37,905
Interest expense on discontinued operations	1,250	2,160	3,238	2,840	3,274
Capitalized interest (internal and external)	19,274	14,559	9,871	5,112	2,846
Amortization of debt issuance costs on continuing operations—expensed	3,676	2,847	2,229	2,420	2,756
Amortization of debt issuance costs on discontinued operations—expensed	—	134	11	11	11
Amortization of debt issuance costs-capitalized	138	237	272	113	—
Interest included in rental expense	289	384	438	387	473
Preferred share dividends	16,068	15,404	14,615	16,329	12,003
Preferred unit distributions	660	660	660	179	1,049
Repurchase of preferred units in excess of recorded book value	—	—	—	—	11,224
Issuance costs associated with redeemed preferred shares	—	3,896	—	1,813	—

Total combined fixed charges and preferred share dividends	$123,387	$110,541	$85,240	$70,627	$71,541

Ratio of earnings to combined fixed charges and preferred share dividends	1.03	1.02	1.16	1.24	1.07

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  Exhibit 12.1
Corporate Office Properties Trust Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends (Dollars in thousands)